Mail Stop 3561

November 27, 2007

Robert Coallier, Chief Financial Officer
Dollarama Group Holdings L.P.
5430 Ferrier, Montreal
Québec H4P 1M2
CANADA

> **Re:** **Dollarama Group Holdings L.P. and co-registrant**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 30, 2007**
> **File Nos. 333-143444 and -01**
> **Dollarama Group L.P.**
> **Form 10-K for the Fiscal Year Ended February 4, 2007**
> **Filed May 2, 2007**
> **Form 10-Q for the Quarter Ended May 6, 2007**
> **Filed June 20, 2007**
> **File No. 333-134550**

Dear Mr. Coallier:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1. We note your response to comment 12 of our letter dated October 4, 2007. You indicate that you are "comfortable with the statements in the prospectus that [you] are

the leading operator of dollar discount stores in Canada." As support for these statements, please provide the chart previously provided to the staff, with any appropriate cautionary language or explanation you believe necessary. Further, in every place in which you make this statement, please clearly indicate by what measure you are the "leading operator of dollar discount stores."

Compensation Discussion and Analysis, page 78

Annual Bonus, page 79

2. We note your response to comment 13 of our letter dated October 4, 2007. Your revised disclosure in response to this comment does not address how you determined to grant Larry Rossy a target bonus of 200% of his base salary as compared to the other named executive officers, who received a target bonus varying from 50% to 100% of their base salary. Explain what you assessed about his individual performance that caused you to arrive at this percentage, as compared to the other named executive officers.

Principal Stockholders, page 85

3. Please revise footnote (1) to identify the three or more individuals who have the ability to make investment and voting decisions for Bain Capital Partners.

Financial Statements

Independent Auditors' Report, page F-2

4. Given the restatement referred to in the explanatory paragraph, please have your independent auditor revise the date of its audit report in accordance with Auditing Standards Codification AU Sections 530.05 and 530.07. Also, the report on page II-4 and the consent filed as Exhibit 23.5 should be revised as appropriate.

Independent Auditors' Report, page F-3

5. Given the restatement referred to in the explanatory paragraph, please have your predecessor independent auditor revise the date of its audit report in accordance with Auditing Standards Codification AU Section 508.73. Also, the consent filed as Exhibit 23.4 should be revised as appropriate.

Notes to Consolidated Financial Statements, page F-8

Note 20. Supplemental Condensed Consolidating Financial Information, page F-24

6. We understand that the senior subordinated notes were issued by a subsidiary of the

Partnership and are guaranteed by its existing and future subsidiaries. Please clarify your disclosure or advise.

Schedule I – Condensed Financial Information of the Registrant, page II-5

7. We reviewed Schedule I included in the filing in response to comment 18 in our letter dated October 4, 2007. We note that Partners' capital differs from your consolidated financial statements. It also appears that the condensed financial statements exclude the earnings of your subsidiaries. Please revise or advise.

Form 10-K for Fiscal Year Ended February 4, 2007

8. Please address the comments above, as applicable.

9. We reviewed your response to comment 23 in our letter dated October 4, 2007. Please file a current report on Form 8-K under Item 4.02 or tell us why you are not required to do so.

Item 8. Financial Statement and Supplementary Data, page 29

10. We reviewed the proposed amendment submitted under your letter dated November 8, 2007 in response to comment 22 in our letter dated October 4, 2007 and comments 74, 76, 77, 79, 80, 81, 82 and 83 in our letter dated June 28, 2007. Your proposed amendment does not address comments 66, 77 and 81 from our letter dated June 28, 2007, and we reissue the following comments.

- Since you disclose in Note 12 that the fair values of the options have been determined based on an independent appraisal, please name and file the written consent of the independent appraiser. Alternatively, please remove the reference to the independent appraiser. If you do not believe consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

- Please include the audit report of your independent registered public accounting firm on the consolidated balance sheet at January 31, 2006 and the consolidated statements of earnings, partners' capital and other comprehensive income and cash flows for the year ended January 31, 2006 and for the period from commencement of operations on November 18, 2004 to January 31, 2005.

- Please file a statement setting forth in reasonable detail the computation of your ratio of earnings to fixed charges in an exhibit in Item 15 as required by Item 601(b)(12) of Regulation S-K or tell us why you believe the exhibit is not required.

11. We note the proposed revisions to your disclosure in Note 7 under f) on page 44 of the proposed amendment submitted under your letter dated November 8, 2007 in response to comment 64 in our letter dated June 28, 2007. In appears that this disclosure should be clarified to address the dividend restrictions of Dollarama Group L.P. (versus Holdings L.P.) as required by Rule 4-08(e)(1) of Regulation S-X and the restricted net assets of its subsidiaries as required by Rule 4-08(e)(3) of Regulation S-X, if applicable. Please revise or advise.

<u>Exhibit 5.2</u>

12. We note your response comment 20 of our letter dated October 4, 2007. We note that you have revised Exhibit 5.2, as requested in the third bullet point of our comment, to state that your counsel has not "undertaken and disclaimed any obligation to advise you of any other changes in any matter addressed in this opinion letter." Please add to the end of this sentence "after the Registration Statement's effectiveness" so that it is clear at what point in time counsel is making this disclaimer.

*****

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel F. Freedman, Esq.
       Ropes & Gray LLP
       Via Facsimile